NEWS RELEASE	TSX : BZA

AMERICAN BONANZA BEGINS EXPLORATION AT LA MARTINIERE

April 6, 2006 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that it has commenced drilling at its 100% owned La Martiniere gold project located 600 kilometers northwest of Montreal in Northern Quebec. Six core holes (totaling 1,075 meters) of a planned 10 drill hole program have been completed with assays results pending.

The La Martiniere property covers approximately 3,000 hectares and is located between the Detour Lake Gold mine (which hosts more than 2 million ounces of gold), 40 kilometers to the west, and Bonanza’s Fenelon project, located 30 kilometers to the east. The Detour Lake gold mine, La Martiniere, Fenelon and the Matagami polymetallic mining district all lie along the same main break (Detour Lake-Fenelon Break) in the same package of host rocks.

The Detour Lake-Fenelon Break is part of the Abitibi Greenstone Belt, host to over 150 million ounces of gold that is generally hosted in breaks or shear zones similar to the Detour Lake-Fenelon Break. The Detour Lake-Fenelon Break is hosted within altered Archean metasedimentary and metavolcanic rocks that are very similar to those hosting gold deposits across the Abitibi Greenstone Belt. These Archean sequences typically host world class massive sulfide deposits in addition to large high grade gold deposits. The Matagami massive sulfide deposit is located 75 kilometers east of La Martiniere on the Detour Lake-Fenelon along the same rock units.

Twenty-three drill holes totaling over 4,100 meters were drilled at La Martiniere prior to 2001 by International Taurus Resources Inc. and Cyprus Canada Inc. which pre-dates National Instrument 43-101. This drilling discovered several high grade gold intercepts associated with quartz-carbonate veining. The best intercepts from that program include 14.4 grams per tonne of gold over 4.2 meters with the nearest drill hole along strike over 300 meters away, and 9.3 grams per tonne of gold over 0.7 meters, and 9.2 grams per tonne gold over 1.0 meters, and 5.9 grams per tonne of gold over 6.5 meters, as previously announced. Previous drilling was located on wide spaced centers with little follow-up drilling to define the continuity and geometry of mineralized quartz-carbonate veins and gold mineralized shoots.

Bonanza’s drilling program is designed to test lateral and depth extensions of the previously discovered gold mineralization. The current drilling program will fill in between previous significant gold intercepts along strike and down dip, confirm the previous drill results with twin holes to the previous high grade intercepts, and test previously un-drilled geophysical anomalies. The original discovery at La Martiniere was the test of an IP anomaly. Typically discoveries in this part of the Abitibi Greenstone Belt are the result of geophysical exploration due to the extensive glacial till cover in the region.

Other
Bonanza is continuing the remainder of its 22,000 meter drill program at its 100% owned Fenelon gold project and is currently focusing on following up the recently announced positive drill results.

Qualified Persons
The Fenelon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ) and Denis Tremblay, P. Eng., under the technical supervision of Jean Lafleur, P. Geol. (OGQ), supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

FORWARD-LOOKING STATEMENTS

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:  Bruce Korhonen
Toll free:     1-866-684-4743 ext. 30
Email:          bruce@ascentacapital.com

Wayne Marsden, toll free (877) 366-4464